SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934.

AMERICAN MANAGEMENT SYSTEMS, INCORPORATED

(Name of Subject Company (Issuer))

CGI VIRGINIA CORPORATION
CGI GROUP INC.

(Name of Filing Person (Offerors))

Common Stock, Par Value $0.01 Per Share
(Titles of Classes of Securities)

027352103

(CUSIP Numbers of Classes of Securities)

André Bourque, Esquire	CGI Information Systems &
CGI Group Inc.	Management Consultants, Inc.
1130 Sherbrooke Street West, 5th Floor	600 Federal Street
Montréal, Québec	Andover, Massachusetts 01810
Canada H3A 2M8	Attn: Joe Saliba
(514) 841-3200

(Name, Address and Telephone Number of
the Filing Person’s principal executive offices
and Agent for service of process)
Copies to:

Jean-René Gauthier, Esquire	Robert J. Grammig, Esquire
McCarthy Tétrault LLP	Holland & Knight LLP
Windsor Tower, 5th Floor	100 North Tampa Street, Suite 4100
1170 Peel Street	Tampa, Florida 33602
Montréal, Québec	(813) 227-8500
Canada H3B 4S8
(514) 397-4100

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offering fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Form or Registration No.:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Business solutions through information technology	ISO 9001 Certified

CGI Group Inc. 1130 Sherbrooke St. W. 5th Floor Montreal, Quebec H3A 2M8 Tel. (514) 841-3200 Fax. (514) 841-3299 www.cgi.com

PRESS RELEASE	FOR IMMEDIATE RELEASE

CGI Group announces agreement to acquire AMS shares
and to merge the two companies’ operations
Concurrently, CACI to acquire AMS’s U.S. Defense and Intelligence Group
CGI and CACI sign strategic alliance to share AMS intellectual property

Montreal, Quebec – March 10, 2004 –CGI Group Inc. (TSX: GIB.A; NYSE: GIB;) (“CGI”), today announced that it has entered into an agreement to acquire AMERICAN MANAGEMENT SYSTEMS, Inc. (Nasdaq: AMSY) (“AMS”), a premier business and information technology (“IT”) consulting firm to the government, healthcare, financial services, and communications industries. As part of the transaction, the two companies will merge their operations and brand the combined IT services in the US market as CGI-AMS. CGI will acquire AMS for a purchase price of approximately CDN$1.1 billion (US$858 million) through a cash tender offer of US$19.40 for each AMS share issued and outstanding, representing a premium of approximately 26% to the 30-day trailing average share price of AMS on the Nasdaq National Market.

As part of this transaction, CACI International Inc (NYSE: CAI) (“CACI”), will purchase from AMS the U.S. assets of its Defense and Intelligence Group for an aggregate consideration of CDN$549 million (US$415 million), subject to certain closing adjustments. Consequently, the net acquisition cost to CGI, after the sale of AMS’s U.S. Defense and Intelligence Group to CACI, is approximately CDN$586 million (US$443 million) before closing adjustments, assumed income taxes related to the disposition of the U.S. Defense and Intelligence Group, and transaction and integration costs. The business that CGI is acquiring from AMS has associated annual revenue of approximately CDN$927 million (US$700 million) based on the last quarter ended December 31, 2003 run-rate.

Additionally, in order to facilitate the growth of their respective client bases, CGI and CACI signed a strategic alliance whereby CACI will receive all intellectual property solely used by the U.S. Defense and Intelligence Group and a license from CGI to use certain intellectual property retained by CGI, and CACI will grant CGI a license to use certain of its intellectual property.

The aggregate purchase price of the acquisition and related transaction costs will be funded from CGI’s cash on hand, CDN$331 million (US$250 million) in additional equity, including CDN$66 million (US$50 million) from BCE, Inc., and existing credit facilities.

Mr. Serge Godin, CGI’s Chairman of the Board and Chief Executive Officer, commented, “This acquisition completely supports our growth strategy and it meets all of our disciplined criteria for creating shareholder value. It is a strategic opportunity for our three major stakeholder groups to

CGI Group announces agreement to acquire AMS shares
March 10, 2004

win and grow. By joining forces with AMS, we will now become a billion-dollar player in the US and, given our complementary solutions and services offering, we will be better positioned to help our customers maximize the value of their information technology. Also, we know this combination will provide all of our members with a wider variety of career challenges and possibilities, in a stimulating environment with a strong, embedded culture. For shareholders, we believe that our extensive track record in integrating acquisitions, and our ability to achieve efficiency gains, will result in another transaction that is accretive to earnings. It also adds scope and scale that we will leverage to support our organic growth in the future.”

Strategic Rationale
The acquisition of AMS brings CGI additional critical mass in the U.S. and in Europe; and in Canada, it adds vertical expertise in defense. It significantly strengthens CGI’s U.S. growth platform by adding an established brand and market presence that it expects to leverage in order to further qualify for large systems integration, consulting and outsourcing opportunities. Additionally, the combination of the two companies is expected to benefit all clients who will have access to a greater breadth and depth of solutions and services, especially in the government and healthcare, financial services and telecommunications verticals. AMS currently provides services to many Federal government departments and agencies; 44 U.S. state governments; over 200 cities, counties, universities, and local agencies in North America; 7 of the 10 largest banks in the world; 8 of the 10 largest telecommunications firms in the world; and more than 150 healthcare organizations in the U.S.

Mr. Godin said, “We have a very solid history of successful acquisitions with subsequent integrations that have resulted in accretive transactions. Upon successful integration of AMS’s operations, and on a pro forma, run-rate basis, we expect the acquisition to be accretive to earnings per share before unusual items between 15% to 20%. (see note 2 in the table below) As with prior acquisitions, we intend to concentrate first on protecting and realizing revenue opportunities, and second, on achieving bottom line performance goals.”

Pro-forma Guidance
CGI expects to release revised guidance upon the successful closing of the acquisition. However, CGI has prepared the following pro forma analysis for illustrative purposes.

Fiscal 2004
		Pro Forma	Pro Forma
	Current Guidance	Guidance(1)	Run-Rate(2)
Revenue	$2.9 to $3.2 billion	$3.3 to $3.6 billion	$3.8 to $4.2 billion
Growth Rate	8% to 17%	21% to 32%	—
Net earnings	$197 to $213 million(3)	$210 to $233 million	$254 to $270 million
	11% to 20%(3)	18% to 32%	—
Growth Rate
Earnings per Share	$0.49 to $0.53	$0.50 to $0.54(4)	$0.58 to $0.61(4)
Growth Rate	8% to 17%	11% to 20%	—

(1)	The Pro Forma Guidance represents the Fiscal 2004 Current Guidance adjusted for the acquisition assuming a closing on May 1, 2004, and would incorporate five months of operations and certain operating efficiencies.

CGI Group announces agreement to acquire AMS shares
March 10, 2004

(2)	The Pro Forma Run-Rate and the expected 15% to 20% accretion to earnings are based upon the Fiscal 2004 Current Guidance plus annualized fiscal 2003 fourth quarter operations of AMS, excluding the U.S. Defense and Intelligence Group, and include twelve months of the full operating efficiencies expected to be realized. Full operating efficiencies may take more than twelve months to achieve. The Pro Forma Run Rate is for illustrative purposes only. Fiscal 2003 fourth quarter earnings of AMS, exclusive of the U.S. Defense and Intelligence Group Business, are based on CGI management’s estimate of the allocation of overhead between the U.S. Defense and Intelligence Group and other businesses of AMS.

(3)	Net earnings under the Current Guidance is derived from CGI’s Current Guidance for earnings per share and the number of shares outstanding as of December 31, 2003.

(4)	Earnings per share are after giving effect to CDN$331 million (US$250 million) of additional equity.

The assumptions used in the preparation of the Pro Forma Guidance and the Pro Forma Run-Rate, although considered reasonable by management at the time of preparation, may prove to be incorrect. The actual results for the period may vary from the above guidance and run-rate and such variation may be material.

Terms and Conditions
Under the terms of the acquisition, CGI will begin a cash tender offer as promptly as practicable for all of the outstanding shares of AMS for US$19.40 per share. This offer will be subject to certain conditions, as will be described in the offer to purchase, letter of transmittal and related documents, including the completion of CACI’s acquisition of AMS’s U.S. Defense and Intelligence Group.

Under the terms of the asset purchase agreement, CACI will acquire the U.S. Defense and Intelligence Group of AMS for CDN$549 million (US$415 million), subject to certain post-closing adjustments. This asset acquisition is subject to regulatory and other customary closing conditions, including the completion of CGI’s tender offer.

The tender offer and asset acquisition are expected to close in May, barring unforeseen circumstances. These acquisitions have been unanimously approved by the board of directors of each of CGI, CACI and AMS and are subject to regulatory and other customary closing conditions. The transactions will not require the approval of CACI or CGI stockholders, but are conditional upon a majority of AMS shares being tendered to the CGI offer. To this effect, CGI has entered into Stockholder Tender and Voting Agreements with certain directors and executive officers of AMS.

The tender offer for the outstanding shares of AMS has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of AMS. When they become available, AMS stockholders should read the solicitation/recommendation statement on Schedule 14D-9 of AMS and CGI’s Tender Offer statement on Schedule TO, including the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. Investors and security holders are advised to carefully read these materials when they become available, as they will contain important information on deciding whether to tender their shares, as well as on the process for tendering shares. Each of these documents will contain important information about the tender offer. When available, AMS stockholders can obtain these documents for free from the U.S. Securities and Exchange Commission’s website at http://www.sec.gov. They will also be available without charge from CGI and AMS.

CGI Group announces agreement to acquire AMS shares
March 10, 2004

Financial and Legal Advisors
CGI was advised by National Bank Financial Inc. and Credit Suisse First Boston and legal advice was provided by McCarthy Tétrault LLP and Holland & Knight LLP. AMS was advised by Goldman, Sachs & Co. and legal advice was provided by Arnold & Porter and Osler, Hoskin & Harcourt LLP. CACI was advised by Banc of America Securities LLC and legal advice was provided by Foley Hoag LLP.

Conference Call & Webcast
A conference call will be held today, March 10, 2004 at 4:45 pm ET to discuss the transactions. To participate on the call, please dial 877-211-7911. The conference call and supporting slides will both be available live and for replay at www.cgi.com/ir.

About CGI
Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 20,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, as well as centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$2.8 billion (US$2.1 billion) and at December 31, 2003, CGI’s order backlog was CDN$12.2 billion (US$9.3 billion). CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute forward-looking statements. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “guidance”, “run-rate” and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to revenue, net earnings, earnings per share and the completion of the tender offer are forward-looking statements. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of CGI. Important factors that could cause our actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements include among others: the timing, completion and accounting and tax treatment of the acquisition of AMS, the value of the consideration for the acquisition of AMS, production and development opportunities, the conduct of worldwide operations, our ability to realize the anticipated earnings accretion, cost savings, revenue enhancements, operating efficiencies and other benefits from the acquisition of AMS, foreign exchange rate fluctuations and general economic conditions (such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions). For a more comprehensive review of risk factors, please refer to our MD&A contained in our 2003 Annual Report and our 2004 First Quarter Report, both filed with Securities Regulators in Canada and available at www.sedar.com and with the United States Securities and Exchange Commission and available at www.sec.gov. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

CGI Group announces agreement to acquire AMS shares
March 10, 2004

For more information:
CGI
Investor relations
Julie Creed, vice-president, investor relations
(514) 841-3418 or (312)201-4803

Ronald White, director, investor relations
(514) 841-3230

Media relations
Eileen Murphy, director, media relations
(514) 841-3430